EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended June 30, 2007

Income from continuing operations before provision for income taxes and fixed charges (Note A)	$98,391,025

Fixed charges:
Interest on long-term debt	$28,761,292
Interest on short-term debt	2,366,504
Interest on note payable to securitization trust	4,250,000
Other interest	1,083,178
Rental expense representative of an interest factor (Note B)	132,430

Total fixed charges	$36,593,404

Ratio of earnings to fixed charges	2.69	x

NOTE A:  For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:  One-third of rental expense (which approximates the interest factor).